82-5 (1)

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 MAY 19 AM 7:21



03050514

CORPORATE - SECRETARIAL - FACSIMILE

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	May 13, 2003 Time: 12:30 MST
Number of Pages (including Cover)	3

SUPPL

Re: News Release

Please see attached news release scheduled to cross the Canada News Wire on May 13, 2003. The time of the release is not yet known but we will follow up once that is known.

"TransCanada to Purchase Duke Energy Interest in Foothills Pipe Lines Ltd."

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Disposition of Original:

Sent by Courier
Sent by Mail:
Held on our File:

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dlw 5/20



TransCanada
In business to deliver™

NewsRelease

TransCanada to Purchase Duke Energy Interest in Foothills Pipe Lines Ltd.

CALGARY, Alberta – May 13, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada PipeLines Limited signed an agreement today to purchase the remaining 50 per cent of Foothills Pipe Lines Ltd. (Foothills) from Duke Energy Gas Transmission for $257 million, including $152 million of Duke's proportionate share of Foothill's debt. TransCanada will directly or indirectly own 100 per cent of Foothills and its subsidiaries, subject to regulatory approvals required prior to the final closing of this transaction. Foothills Pipe Lines Ltd. will continue as a standalone entity.

"Our full ownership of Foothills will allow us to continue to grow and optimize our extensive network of natural gas pipelines," said Hal Kvisle, chief executive officer. "The Foothills assets fit well with our Western Canada facilities and are integral to moving future northern gas to North American markets."

Foothills and its subsidiaries hold the certificates to build the Canadian portion of the Alaska Highway Project. Subsidiaries of Foothills and TransCanada hold certificates to build the Alaskan part of this project. The Alaska Highway project would bring Prudhoe Bay natural gas from Alaska to markets in Canada and the United States. TransCanada continues to strongly support the advancement of this project.

Foothills' current pipeline system extends more than 1,000 kilometres across Alberta, British Columbia and Saskatchewan. This system carries approximately 30 per cent of all Canadian natural gas exports to the United States. It moves Western Canada gas to the U.S. border to serve markets in the U.S. Midwest, Pacific Northwest and California. In operation since the early 1980s, Foothills currently has the capacity to transport 3.3 billion cubic feet of gas per day. A map of the Foothills system is available in the "What's New" section of TransCanada's Web site (www.transcanada.com).

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless expressed otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries: Glenn Herchak/Hejdi Feick (403) 920-7877

Investor & Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8559
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	05/13 13:20
USAGE T	01'05
PGS.	3
RESULT	OK



TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 MAY 19 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: May 14, 2003 Time: 16:00 MDT

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire on May 15, 2003 at approximately 12:15 a.m.

"TransCanada Corporation Arrangement Effective Today"

Disposition of Original:

Sent by Courier ____
Sent by Mail: ____
Held on our File: ____

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680



TransCanada
In business to deliver™

NewsRelease

TransCanada Corporation Arrangement Effective Today

CALGARY, Alberta – May 15, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation announced that the plan of arrangement to establish it as the parent company of TransCanada PipeLines Limited has received all necessary regulatory approvals and certificates making it effective today.

As of today, common shareholders of TransCanada PipeLines Limited have automatically become common shareholders of TransCanada Corporation. Each TransCanada PipeLines Limited common share is recognized as one TransCanada Corporation common share. TransCanada Corporation common shares are now publicly traded on the Toronto and New York stock exchanges under the symbol "TRP", the symbol historically used by TransCanada PipeLines Limited. Preferred shares in TransCanada PipeLines Limited are publicly traded under the new symbol "TCA".

The establishment of TransCanada Corporation will have no impact on TransCanada PipeLines Limited's day to day operations, services or obligations. The assets and liabilities of TransCanada PipeLines Limited remain with TransCanada PipeLines Limited. Debt holders and preferred shareholders of TransCanada PipeLines Limited continue to hold these securities in this company. TransCanada Corporation owns all of the outstanding common shares of TransCanada PipeLines Limited.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries: Glenn Herchak/Hejdi Feick (403) 920-7877

Investor & Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911